Amendment 7 to the Automatic Self Administered YRT Reinsurance Agreement I94119US-07 effective June 1, 2007 between THRIVENT FINANCIAL FOR LUTHERANS of Appleton, Wisconsin (“the Company”) and SWISS RE LIFE & HEALTH AMERICA INC. of Jefferson City, Missouri (“the Reinsurer”).

Effective June 1, 2007, the parties agree to amend Exhibit C-1, Rates and Terms for All Single Life Permanent Plans, and replace it as attached, in order to add the risk class Preferred Best Non Tobacco.

All other provisions of the Reinsurance Agreement will continue unchanged.

Made in duplicate and hereby executed by both parties.

THRIVENT FINANCIAL FOR LUTHERANS

By:	/s/ Dan Theobald	By:	/s/ Douglas Bearrood
Title:	Director, Actuary	Title:	VP, Corporate Actuarial
Date:	12/14/2020	Date:	12/14/2020

SWISS RE LIFE & HEALTH AMERICA INC.

By:	/s/Michelle Grusenmeyer	By:	[Illegible]
Title:	VP	Title:	SVP
Date:	3/24/2020	Date:	3/24/2020

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Exhibit C-1

(Effective January 1, 2020)

Rates and Terms for All Single Life Permanent Plans

1.	Reinsurance Structure: YRT

2.	Age Basis: Age Last Birthday

3.	Premium Mode:	Monthly in Advance – UL and VUL Plans – Reinsurance premiums are one twelfth (1/12) of the annual premium Annual in Advance – All Other Single Life Permanent Plans

4.	Billing Frequency: Monthly

5.	Premiums:

Basic Premiums:

The Company will pay to the Reinsurer a basic premium calculated by multiplying the net amount at risk of the Reinsured Policy, as defined in the Net Amounts At Risk provision of this Exhibit, by the appropriate rate from the 2001 VBT rates included at the end of this Exhibit in Amendment 5, subject to the percentages shown below. For plans with a Monthly in Advance premium mode (UL and VUL), the resulting premium is divided by 12.

The Company will continue to pay the appropriate premium to the Reinsurer as long as the Reinsured Policy is in force.

The following percentages will be applied to the Monthly in Advance reinsurance premiums payable hereunder:

	Durations 1+
	Issue Ages	Issue Ages
	0 - 69	70 - 80
Preferred Best Non Tobacco	42.0%	44.0%
Super Preferred Non Tobacco	46.0%	49.0%
Preferred Non Tobacco	48.5%	51.0%
Standard Non Tobacco	65.5%	68.0%
Preferred Tobacco	60.5%	63.0%
Standard Tobacco	79.5%	82.0%

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Exhibit C-1

The following percentages will be applied to the Annual in Advance reinsurance premiums payable hereunder:

	Durations 1+
	Issue Ages	Issue Ages
	0 - 69	70 - 80
Preferred Best Non Tobacco	41.0%	43.0%
Super Preferred Non Tobacco	45.0%	48.0%
Preferred Non Tobacco	47.5%	50.0%
Standard Non Tobacco	64.5%	67.0%
Preferred Tobacco	59.5%	62.0%
Standard Tobacco	78.5%	81.0%

Extra Premiums:

Any extra premiums payable due to additional mortality risk will be payable to the Reinsurer.

Multiple extra premiums are equal to the sum of the standard premium and 25% of the standard premium for each assessed table of extra mortality.

Policy Fee:

There is no policy fee applicable.

Supplementary Rider(s)

For the 10, 20, and 30 Year Term Riders which are reinsured on a YRT basis, the same basic annual premium the Company pays the Reinsurer, as developed above, will apply. The premium for the 10, 20, and 30 Year Term Riders will be annual, even when the rider is attached to a plan that pays a monthly premium (UL and VUL plans).

6.	All Other Allowances:

On Multiple Extra Premiums: Same as base plan.

On Flat Extra Premiums:

When a flat extra premium is payable for 5 years or less, an allowance of 10% of the gross flat extra charged by the Company will be made each year. When a flat extra premium is payable for more than 5 years, an allowance of 100% of the gross flat extra charged by the Company will be made in the first year and an allowance of 10% in each year thereafter.

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Exhibit C-1

7.	Net Amounts At Risk:

Variable Benefit Plans:

The reinsured net amount at risk will be the difference between the reinsured face amount and the account value applicable to the reinsured face amount. The reinsured face amount is the initial amount reinsured under this Agreement or as reset by subsequent scheduled or fully underwritten increases. For reinsured net amount at risk purposes, the account value is that which is in effect for each reinsurance premium accounting period.

For Universal Life type plans, if the death benefit paid by the Company is the face amount of the policy, the reinsured net amount at risk will be the difference between the reinsured death benefit and the account values applicable to the reinsured face amount of the policy. If the death benefit paid by the Company is the face amount of the policy plus any account or cash value, the reinsured net amount at risk will be the reinsured death benefit.

Fluctuations in the amount at risk caused by the normal workings of the cash value fund in Universal Life type plans will be shared by the Company and the Reinsurer using the same retention method as for the base policy.

Fixed Benefit Plans:

The reinsured net amount at risk will be the difference between the reinsured face amount and the cash values applicable to the reinsured face amount. The reinsured face amount is the initial amount reinsured under this Agreement or as reset by subsequent scheduled or fully underwritten increases. Commuted values, if applicable, or any comparable approximation agreed to between the Company and the Reinsurer, may be used to determine the net amount at risk.

8.	Rate Basis: The rates in this subsection are on a non-participating basis.

9.

Rate Guarantee: The reinsurance rates set out in this Exhibit are guaranteed for the first policy year. In subsequent policy years, the Reinsurer reserves the right to increase the premiums for reinsurance but not above the statutory net valuation premium applicable to the Reinsured Policies after increase.

If the Reinsurer exercises its right to increase reinsurance premiums under this Agreement in an amount greater than that required to ensure that the Reinsurer will participate in its share of any increases in premium rates, costs, charges or fees as implemented by the Company for the Reinsured Policies, the Company may recapture all of the Reinsured Policies on which reinsurance rates have been increased regardless of the Reinsured Policies’ duration in force. If the Company elects to recapture reinsurance under this provision, unearned premiums, net of outstanding balances, will be paid by the party with the positive balance.

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Exhibit C-1

10.	Deficiency Reserves: No deficiency reserves will be held by the Reinsurer for the Reinsured Policies.

11.	Minimum Recapture Period: 20 Years, and contingent upon an increase in the Company’s corporate retention limits.

12.

YRT Rates For Conversions: The YRT rates applicable will be the percentages of the 2001 VBT rates, as shown in Section 5 of this Exhibit, and based on the insured’s original issue age and attained duration at the time of conversion.

13.	Conditions Requiring Claims Consultation: Before conceding liability or making settlement to the claimant, the Company will seek the Reinsurer’s recommendation if:

a)	The claim occurs during the contestable period; or

b)	The claim occurs outside of the United States or Canada; or

c)	The claim is one for which there is no body, i.e. the insured is missing and presumed dead.

If the Reinsurer discovers that the Company’s claims paying practices and procedures differ materially from those performed at the inception of the Agreement or from the Business Guidelines, then, in addition to any other remedies, the Reinsurer may, with 30 days’ written notice, adjust the threshold amounts specified above.

14.	Special Conditions: None

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